Via Facsimile and U.S. Mail
Mail Stop 6010

April 6, 2007

Mr. David M. Mott
Chief Executive Officer, President and
      Vice Chairman
MedImmune, Inc.
One MedImmune Way
Gaithersburg, MD 20878

       Re: **MedImmune, Inc.**
                Form 10-K for Fiscal Year Ended December 31, 2006
                File No. 0-19131

Dear Mr. Mott:

      We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comments, we ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2006

Management's Discussion and Analysis of Financial Condition and Results of Operations

Cash Requirements, page 49

1.   Please represent to us that in future filings under the Exchange Act, you will include your interest obligations associated with your long-term debt in your contractual obligation table.

Consolidated Financial Statements and Supplementary Data

Consolidated Statements of Cash Flows, page 57

2.   In the supplemental cash flow information provided on page 58, you indicate that
        the intangible asset you recorded related to the amendment of your co-promotion
        agreement with Abbott Laboratories is a noncash investing activity. In your
        liquidity and capital resources disclosure of MD&A on page 48 you disclose that
        the cash payments associated with the incremental payments to Abbott associated
        with the co-promotion agreement are included in operating activities. Please
        provide us in a disclosure-type format proposed revised disclosure that explains
        this apparent discrepancy. In addition, please reference for us the authoritative
        literature you rely upon to support your classification for these payments as
        operating cash flows.

Notes to Consolidated Financial Statements

Note 2: Summary of Significant Accounting Policies

Contract Revenues, page 63

3.   You disclose that you use the contingency-adjusted performance model to
        recognize revenue under agreements with milestones that are not substantive in
        nature. Please provide us in a disclosure-type format a revised policy statement
        that explains how the contingency-adjusted performance model works and
        indicates why you utilize this model.

Property and Equipment, page 64

4.   You disclose that you capitalize interest on constructed assets until the asset is
        placed in service. You also disclose that you depreciate your fixed assets when
        they are placed in service for their intended use. Please clarify for us specifically
        what the term "placed in service" encompasses and whether you stop capitalizing
        interest and start depreciating assets when they are available for their intended
        use. If you do not stop capitalizing interest and start depreciating these assets
        when they are available for their intended use, please tell us why and reference for
        us the authoritative literature you rely upon to support your accounting.

Note 3: Sale of CytoGam, page 68

5.   You disclose that you account for the sale of the worldwide rights of CytoGam as
        a disposal of assets and accordingly include the resulting gain in operating loss.
        Please explain to us why you do not report the sale of these rights as a
        discontinued operation under paragraphs 41 through 44 of SFAS 144.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit a letter that keys your responses to our comments and provides the requested information. Detailed letters greatly facilitate our review. Please furnish your letter to us via EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please contact Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

For Jim B. Rosenberg
Senior Assistant Chief
Accountant